Exhibit (a)(14)

Press Release

Amsterdam,
June 8, 1999

            GETRONICS SUCCESSFULLY COMPLETES TENDER OFFER WANG GLOBAL

     Getronics today announced the completion of its previously announced tender offer for all outstanding shares of common stock and other equity securities of Wang Global, a leading international networked technology services and solutions company.

     Based on preliminary information provided by the Depositary, a total of 48,037,898 shares of Common Stock (including 1,098,828 shares of Common Stock subject to guarantees of delivery), 90,000 shares of Series A Preferred Stock, 1,773,002 Depositary Shares (including 25,997 Depositary Shares subject to guarantees of delivery), 4,045,188 Common Stock Purchase Warrants (including 38,497 Common Stock Purchase Warrants subject to guarantees of delivery) and the one outstanding Special Common Stock Warrant have been validly tendered pursuant to the Offer. The 48,037,898 shares of Common Stock and warrants to purchase 4,258,863 shares of Common Stock represent approximately 90.7% of all shares of Common Stock outstanding or issuable upon exercise of warrants. The 90,000 shares of Series A Preferred Stock represent 100% of all shares of Series A Preferred Stock outstanding. The 1,773,002 Depositary Shares represent approximately 76.5% of all shares of Series B Preferred Stock.

     The remaining shares of common stock and other equity securities not tendered will be converted into the right to receive cash in a subsequent transaction.

     Getronics' intention is to rename the existing Wang Global companies into Getronics throughout Northern and Central Europe, Latin America and in Asia Pacific. In North America, the new entity will be known as GetronicsWang. In Italy, the company will be known as GetronicsOlivetti, reflecting Wang Global's 1998 acquisition of Olivetti's Olsy unit.

          "With the completion of the combination with Wang Global, Getronics instantly will become a leading player in the worldwide Information and Communication Technology market," said Cees van Luijk, President and CEO of Getronics.

     Following the completion of the transaction, Joseph M. Tucci, currently chairman and Chief Executive Officer of Wang Global and Mias van Vuuren, currently a member of the Management Committee at Wang Global, will join Getronics' five-person Management Board that further will consist of Cees van Luijk, Peter van Voorst and Jan Docter.

     With the completion of the transaction Getronics will become one of the leading ICT-companies in the world and will be active in more than 40 countries. The combined sales will amount to Euros 4,3 bln. (Dfls 9,5 bln.) After completion, Getronics will have approximately 33,000 employees.

     This does not constitute an offer for sale of securities in the United States. Securities offered by the Company may not be sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any portion of any offering in the United States or to conduct a public offering of securities in the United States.

For further information:

Getronics NV
Donauweg 10
1043 AJ Amsterdam
The Netherlands
Tel.: +31 20 586 1964
Fax.: +31 20 586 1568